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                            March 13, 2023

       Thomas Pike
       Chief Executive Officer
       Silver Spinco Inc.
       358 South Main Street
       Burlington, North Carolina 27215

                                                        Re: Silver Spinco Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted February
13, 2023
                                                            CIK No. 0001965040

       Dear Thomas Pike:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Draft Registration Statement on Form 10, submitted February 13, 2023

       Cover Page

   1. We note your disclosure on page 56 that you expect that the spinoff will be completed provided that "[y]our
common stock shall have been approved for listing on
                                                        NASDAQ[.]" We also note
your disclosure that Labcorp may waive one or more of the
                                                        closing conditions set
forth on pages 56-57 and that Labcorp has reserved the right to abandon any and all
terms of the distribution. Please revise your cover page to clarify whether the spinoff is
contingent upon NASDAQ's approval of your listing application.
   2. Please revise your disclosure to specify whether the shares of Fortrea common stock will be distributed pro rata
to the holders of Labcorp's common stock.
       Market and Industry Data, page ii

   3. We note your disclosure that the "information statement includes estimates regarding
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Comapany
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         market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms, and [y]our own estimates based on [y]our management's knowledge of, and experience in, the markets in which [you] compete." We also note your disclosure that you "have not independently verified market and industry data from third-party sources." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise the disclosure or specifically state that you take liability for these statements.
Questions and Answers About the Spinoff, page 1

4. Please revise to address any material changes in stockholder rights between the existing
         Labcorp common stock and the Fortrea common stock. If none, please include a negative statement to that effect. Additionally, please revise your Q&A section to discuss any material consequences to stockholders if Labcorp waives any conditions and proceeds with the spinoff.
Summary, page 6

5. The disclosure in the "Summary" should be a balanced presentation of your business.
         Please revise your disclosure to provide a more balanced discussion of the opportunity you see in your market, your value proposition and your growth strategy with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans.
Growth Strategy
Create an Inclusive Culture of Careers with Meaning as a Competitve Advantage, page 11

6. We note your disclosure that you "have a proprietary execution program to deliver results[.]" Please revise your disclosure to explain how your execution program is proprietary. To the extent the proprietary nature of your program involves the utilization of specific intellectual property, please revise your "Intellectual Property" section accordingly.
Summary Unaudited Pro Forma Combined Financial Information, page 22

7. Please revise to provide the pro forma earnings per share information when available.
Risk Factors
Risks Relating to Technology and Cybersecurity
Security breaches and unauthorized access to our or our customers' data could harm our reputation and adversely affect our business., page 36

8. We note your disclosure here that you have experienced and expect to continue to experience attempts by computer programmers and threat actors to attack and penetrate your layered security controls. Please disclose whether the attempts by computer
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         programmers and threat actors to attack and penetrate your layered security controls led to
         any material breaches of your customers    data. If so, please explain
the steps you took to
         remedy those breaches.
Unaudited Pro Forma Combined Financial Information
Management Adjustments, page 67

9. Please tell us whether you have included any synergies as part of the management adjustments, and if so, please separately disclose them in the narrative and the table. Also revise your disclosure to include the estimated time frame for achieving the synergies and dis-synergies for each adjustment. See Rule 11-02(a)(7)(ii)(D) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 70

10. To the extent possible, revise your results of operations to separately disclose the estimated impact of each of the factors you cited, including offsetting, for the changes in your revenues and expenses. Refer to Item 303 of Regulation S-K. Relationship With Labcorp After The Spinoff
Agreements Between Labcorp and Us
Transition Services Agreement, page 101

11. Please disclose the termination provisions set forth in this agreement.
Other Arrangements, page 102

12. Please disclose the termination provisions for each of the agreements listed in this section.
Index to Combined Financial Statements, page F-1

13. Since it is unlikely that you would include the audited financial statements of Fortrea
         Holdings Inc. as part of the registration statements due to its late incorporation date of January 31, 2023, please revise your Note 1 to disclose the date Fortrea Holdings Inc.
         was incorporated, and disclose, if true, that Fortrea Holdings Inc. has no assets, liabilities, operations, or commitments and contingencies during the period presented and until the date of the transfer of the Clinical Development and Commercialization Services
         Business to Fortrea Holdings Inc.
Financial Statements for Clinical Development and Commercialization Services Business
Note 13. Commitments and Contingent Liabilities, page F-30

14. Please confirm with us whether any of the contingent liability items previously disclosed by Labcorp in its 2021 and 2022 10-Ks are related to the Clinical Development and
         Commercialization Services Business. And if so, please revise to disclose them here, or
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March 13, 2023
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       explain to us how you have determined that they are not required to be disclosed under
       ASC 450 Contingencies.
Note 18. Business Segment Information, page F-35

15. Please revise the filing to disclose the specific types of material amounts included in the
       Corporate costs not allocated to segments captions for each period presented. Refer to
       ASC paragraphs 280-10-50-29(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact
Cindy Polynice at 202-551-8707 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                              Sincerely,
FirstName LastNameThomas Pike
                                                              Division of
Corporation Finance
Comapany NameSilver Spinco Inc.
                                                              Office of Life
Sciences
March 13, 2023 Page 4
cc:       Thomas Short, Esq.
FirstName LastName